November 1, 2019

CONFIDENTIAL

Elena Traistaru
11444 Aspendell Drive
San Diego, CA, 92131
USA

Dear Elena,
We provide this letter ("Letter Agreement") to confirm the terms upon which we are prepared to offer you employment with Emerald Health Bioceuticals Inc. ("Company").  By signing this Letter Agreement, we are confirming that we have entered into a binding agreement with you on the terms and conditions contained herein.
We are pleased to offer you employment to commence on November 1, 2019, as our Interim Chief Financial Officer. For seniority purposes, your previous hiring date with Emerald Health USA Inc. will remain intact. You will fulfill the duties normally carried out by the Chief Financial Officer, or as otherwise determined from time to time by your supervisor, the President, to whom you will report.  This position will require you to work full-time for the Company during normal business hours, generally set at 40 hours per week from Monday to Friday.  You will carry out your duties to the best of your ability, acting honestly, in good faith and in the best interests of the Company.  You will comply with all Company policies in place from time to time.
In exchange for your services, we are pleased to advise that you will receive the following from the Company:

1.
An annual salary of USD $180,000.00; $160,000.00 will be payable semi-monthly in equal instalments on the fifteenth and the last day of each month (or nearest business day prior thereto) and the remaining $20,000.00 (“Accrued Fees”) will accrue on a monthly basis until the Company has successfully completed a financing of a minimum of USD $5,000,000.00, at which time the Accrued Fees will be paid to you. The Company shall be entitled to deduct from your salary, and remit to the requisite taxing authority as required, all statutory source deductions required by law and any employee paid benefits.

2.
Benefits in accordance with the Company's benefit plans as in effect from time to time, less all applicable statutory source deductions and remittances. Participation in this plan will commence upon the Effective Date.

3.
A monthly allowance of $100.00 USD to spend on fitness and wellness expenses. The amount cannot be carried over into the next month and therefore an expense claim must be submitted every month to claim the benefit.

5910 Pacific Center Boulevard, Suite 300, San Diego, CA 92121

4.	Eligibility for a discretionary bonus as determined by the Board of Directors.

The foregoing constitutes all of the compensation and benefits that you will be entitled to receive in respect of your future employment with the Company.

Please let us know of your decision to join the Company by signing a copy of this offer letter and returning it to us not later than November 1, 2019.  Your offer is contingent upon (1) your signing of the Company’s Proprietary Information and Invention Assignment Agreement, (2) your providing proof of your eligibility to work in the United States, and (3) a successful outcome of standard background and reference checks.

The Company is an “at-will” employer.  That means that you and the Company have the right to terminate the employment relationship at any time, with or without advance notice, and with or without cause.  Employees also may be demoted or disciplined, and the terms of their employment may be altered at any time, with or without cause, at the discretion of the Company.  No one other than an officer of the Company has the authority to alter this arrangement, to enter into an agreement for employment for a specified period of time, or to make any agreement contrary to this policy, and any such agreement must be in writing and must be signed by an officer of the Company and by the affected employee. You are eligible to receive three months of severance if your employment is terminated without cause. After three months of employment with the Company, you will be eligible to receive a total of six months of severance if your employment is terminated without cause. Severance will be paid as salary continuation (and not as a lump sum) over the applicable period and in accordance with the Company’s standard payroll practices.

The Company is an organization that is building an outstanding reputation for exciting, innovative and quality technology.  Credit for this goes to every one of our employees. We look forward to you accepting our offer and becoming part of the Company’s team.

Sincerely,
/s/ Tu Diep
Tu Diep
President

Accepted and Agreed:

/s/ Elena Traistaru  2019-11-01
Elena Traistaru                                          Date